SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No.  )*

                 RailWorks Corporation
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (Par Value $.01)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         750789109
          _______________________________________
                       CUSIP NUMBER

                         August 31, 1998
          __________________________________________________
          Date of Event Which Requires Filing This Statement


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     (X)  Rule 13d-1 (b)
     ( ) Rule 13d-1 (c)
     ( ) Rule 13d-1 (d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))

                     Page 1 of 6 Pages
CUSIP No. 750789109                     Page 2 of 6 Pages

1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Bankers Trust Corporation, its indirect
    wholly owned subsidiary, BT Alex. Brown Incorporated
    (BT Alex. Brown).
    13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]



3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

     Bankers Trust Corporation is a New York Corporation.
     BT Alex. Brown is a Delaware Corporation.



NUMBER OF     5. SOLE VOTING POWER
  SHARES
                   BT Alex. Brown        2,009,061 shares


BENEFICIALLY   6. SHARED VOTING POWER
 OWNED BY
                   BT Alex. Brown                 0 shares


 EACH         7. SOLE DISPOSITIVE POWER
REPORTING
                   BT Alex. Brown         2,009,061 shares


PERSON      8. SHARED DISPOSITIVE POWER
   WITH
                   BT Alex. Brown                 0 shares

CUSIP No. 750789109                  Page 3 of 6Pages

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

                   BT Alex. Brown         2,009,061 shares


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES *
                    []


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   BT Alex. Brown              13.3%

12.TYPE OF REPORTING PERSON *

     Bankers Trust Corporation - HC
     BT Alex. Brown - BD


Item 1(a)    NAME OF ISSUER:

             RailWorks Corporation

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
OFFICES:

               1104 Kenilworth Ave, Suite 301
               Baltimore, MD 21204


Item 2(a)    NAME OF PERSON FILING:

            Bankers Trust Corporation and its indirect wholly-owned subsidiary, BT Alex. Brown.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            For Bankers Trust Corporation,
            and BT Alex. Brown

            130 Liberty Street
            New York, New York  10006




CUSIP No. 750789109                  Page 4 of 6 Pages

Item 2(c)    CITIZENSHIP:

             Bankers Trust Corporation is a corporation incorporated in the State of New York with its principal business offices located in New York.

             BT Alex. Brown is a Delaware corporation with its principal business office located in New York.


Item 2(d)    TITLE OF CLASS OF SECURITIES:

             This statement relates to the Companys Common
             Stock $.01 par value per share.

Item 2(e)    CUSIP NUMBER:

             750789109

Item 3       THE PERSON FILING IS A:

             For Bankers Trust Corporation

     (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)


          For BT Alex. Brown

     (a)  [X] Broker or dealer registered under Section 15
          15 of the Act.


Item 4       OWNERSHIP:

          (a)  Amount Beneficially Owned:

                   BT Alex. Brown       2,009,061 shares

          (b)  Percent of Class :

                   BT Alex. Brown              13.3%


CUSIP No. 750789109                     Page 5 of 6 Pages



          (c)  Number of shares as to which the following have:
           (i)  sole power to vote or to direct the vote -

                   BT Alex. Brown        2,009,061 shares


           (ii)  shared power to vote or to direct the vote -

                   BT Alex. Brown              0  shares


          (iii) sole power to dispose or to direct the disposition of -

                   BT Alex. Brown         2,009,061 shares



          (iv) shared power to dispose or to direct the disposition of -

                   BT Alex. Brown                 0 shares


Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             Not applicable.

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

             Not applicable.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
             SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
             REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Exhibit A

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
               Not applicable.


CUSIP No. 750789109                     Page 6 of 6 Pages


Item 9       NOTICE OF DISSOLUTION OF GROUP:
             Not applicable.


Item 10      CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of September 9, 1998


Signature:  Bankers Trust Corporation


By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary




Signature:  BT Alex. Brown

By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary
                                                  .

                           Exhibit A

The chain of ownership from Bankers Trust Corporation to  BT
Alex. Brown is shown below:

                  Bankers Trust Corporation
                              |
                              |
                             100%
                              |
                              |
               BT Alex.Brown Holdings Incorporated
                              |
                              |
                             100%
                              |
                              |
                   BT Alex. Brown Incorporated